Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 (312) 845-3724 rcoyle@chapman.com

October 24, 2025

VIA EDGAR CORRESPONDENCE

Lauren Hamilton
United States Securities and Exchange Commission
100 Pearl Street, Suite 20-100
New York, N.Y. 10004-2616

Re: SOX Review of Bitwise Funds Trust (File No. 811-23801)

Dear Ms. Lauren Hamilton:

This letter responds to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on September 24, 2025 via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding Bitwise Trendwise Bitcoin and Treasuries Rotation Strategy ETF (“BITC”), Bitwise Trendwise BTC/ETH Treasuries Rotation Strategy ETF (“BTOP”), Bitwise Trendwise Ethereum Treasuries Rotation Strategy ETF (“AETH”) and Bitwise Web3 ETF (“BWEB”) (each a “Fund” and, collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Report for the fiscal year ended December 31, 2024 (the “Annual Report”) as filed on Form N-CSR with the Staff on March 7, 2025.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Registrant’s response.

Comment 1 – Form N-CSR – Management’s Discussion of Fund Performance

Moving forward, please enhance each Fund’s “Management’s Discussion of Fund Performance” section by summarizing key factors that materially affect the Funds’ performance during the reporting period, including: (1) relevant market conditions; (2) investment strategies; and (3) investment techniques used by the investment Adviser. The Staff notes that the discussion should cover the applicable reporting period rather than performance since inception of the Funds.

Response to Comment 1

The Registrant confirms that, going forward, each Fund’s “Management’s Discussion of Fund Performance” section will focus on the applicable reporting period and will summarize the factors that materially affect the Funds’ performance during that period.

Comment 2 – Form N-CSR – Summary of Holdings by Investment Type (BITC)

The “Principal Investment Strategies” section of the Fund’s most recently filed prospectus (the “Prospectus”) provides that “[u]nder normal market conditions, the Fund will invest at least 80% of its assets in Bitcoin Futures Contracts and U.S. Treasury securities.” The Staff notes that as of December 31, 2024, approximately 70% of the Fund’s assets were invested in money market funds. Please supplementally explain how the Fund’s portfolio holdings as of December 31, 2024 were consistent with the Fund’s “Principal Investment Strategies” section of the Prospectus.

Response to Comment 2

The Registrant respectfully acknowledges the Staff’s comment and notes that, under normal circumstances, the Fund’s portfolio holdings are consistent with the Fund’s “Principal Investment Strategies” section of the Prospectus. The Registrant notes that the Fund’s portfolio holdings as of December 31, 2024 were a result of an unusual circumstance that the Fund does not believe will be repeated, which is that the Fund was required to distribute approximately 31% of its total net assets.

The Fund utilizes a long-flat trend-following strategy in which its portfolio is rotated between 100% exposure to Bitcoin Futures Contracts and 100% exposure to U.S. Treasury Securities. Accordingly, the Fund will either be: (1) long Bitcoin Futures Contracts with approximately 100% exposure to Bitcoin Futures Contracts; or (2) flat Bitcoin Futures Contracts and long U.S. Treasury Securities with approximately 100% exposure to U.S. Treasury Securities.

On December 23, 2024, the Fund’s portfolio transitioned from long Bitcoin exposure to flat Bitcoin Futures Contracts and long U.S. Treasury Securities. Accordingly, all Bitcoin Futures Contracts held by the Fund were sold pursuant to the Fund’s long-flat trend-following strategy. Under normal circumstances, the Fund would then purchase U.S. Treasury Securities. However, due to an upcoming income distribution of approximately 31% of the Fund’s total net assets that was scheduled for December 30, 2024, the purchase of U.S. Treasury Securities was delayed. Consequently, no additional U.S. Treasury Securities were purchased and all cash received on the settlement date of December 24, 2024 was placed into a money market fund to prepare for the distribution payment. The distribution payment was made on December 30, 2024 and on January 6, 2025, the Fund transitioned back to long Bitcoin Futures Contracts exposure through the purchase of Bitcoin Futures Contracts. The Registrant intends to maintain strong monitoring procedures for the Fund to ensure that the Fund's portfolio holdings are consistent with the “Principal Investment Strategies” section of the Fund's Prospectus.

Comment 3 – Form N-CSR – Notes to Financial Statements – Organization (BWEB)

The “Organization” section of Form N-CSR and the “Principal Investment Strategies Section” of the Fund’s Prospectus indicate that the Fund is non-diversified. Going forward, please update the Fund’s prospectus to include a “Non-Diversification Risk” disclosure in the “Principal Risks” section of the Prospectus.

Response to Comment 3

The Registrant confirms that it will add the requested disclosure in future filings.

Comment 4 – Prospectus – Principal Risks – (BITC, BTOP, AETH)

Please supplementally explain why the “Principal Risks” section of the BTOP disclosure includes a “Market Risk” factor while no such disclosure is included in the BITC or AETH “Principal Risks” sections.

Response to Comment 4

The Registrant respectfully notes that the risk factor entitled “Market Risk” is included in the section entitled “Principal Risks.” BTOP presents that risk as the first risk in the “Principal Risks” section, while BITC and AETH have the risk lower in the section because BITC and AETH have set forth their risks in alphabetical order. Going forward, the Registrant will set forth the “Market Risk” disclosure at the top of the sections entitled “Principal Risks” and “Additional Risks of Investing in the Fund” in the BITC and AETH prospectuses.

Comment 5 – Form N-CSR – Notes to Financial Statements – Investment Advisory Agreement and Other Agreements

The Funds’ expense structure appears to be a unitary fee structure whereby the Adviser is obligated to pay each Fund’s service providers (“Fund Service Providers”) on behalf of the Funds. Please supplementally confirm whether the Adviser is up to date with all payments to Fund Service Providers. Please also describe any agreements filed with the SEC containing provisions whereby the Funds are contractually obligated to pay such Fund Service Providers.

Response to Comment 5

The Registrant respectfully acknowledges that each Fund is contractually obligated to pay relevant Fund Service Providers pursuant to the terms of the following agreements: the Custody Agreement, the Fund Administration and Accounting Agreement and the Transfer Agency Servicing Agreement. In response to the Staff’s comment, the Registrant confirms that the Adviser is up to date on payments to applicable Fund Service Providers for each of the Funds.

The Registrant respectfully notes that there are currently no applicable agreements filed with the SEC containing provisions whereby the Funds, or the Registrant on behalf of the Funds, are contractually obligated to pay such Fund Service Providers.

Comment 6 – Form N-CSR – Consolidated Financial Highlights (BTOP)

The financial highlights for the reporting period show a growth expense ratio of 122 basis points, which is significantly lower than the expense ratio when calculated using the “Consolidated Statement of Operations” disclosures. This also appears as the gross expense ratio in the “Financial Highlights” section of the Fund’s Prospectus. Please confirm that the Fund has considered all expenses included within the “Consolidated Statement of Operations” in calculating the expense ratios in the “Consolidated Financial Highlights” section of Form N-CSR and the “Financial Highlights” section of the Prospectus.

Please also make this evaluation with respect to AETH, as applicable.

Response to Comment 6

The Registrant acknowledges the Staff’s comment and respectfully confirms that the Fund has considered all expenses included within the “Consolidated Statement of Operations” in calculating the expense ratios in the “Consolidated Financial Highlights” section of Form N-CSR and the “Financial Highlights” section of the Prospectus. The Registrant also confirms that all expenses included within the "Consolidated Statement of Operations" were considered in calculating the expense ratios for AETH.

The Registrant respectfully notes that the gross expense ratio for the Fund is calculated by dividing the total expenses of the relevant period from the Consolidated Statement of Operations (“CSO”) by the average net assets for that period. For the relevant reporting cycle, the Fund’s CSO identified total expenses as $98,436 and average net assets of $8,056,885, which corresponds with the expense ratio of 1.22% in the Consolidated Financial Highlights. Similarly, when the waiver of $29,953 is applied to the Fund’s net expenses, resulting in total expenses changing to $68,483, the corresponding net expense ratio is 0.85%. AETH applies the same calculations, with total expenses of $115,275, a waiver of $28,773, and average net assets of $10,176,730 for the period, similarly resulting in an expense ratio of 0.85%.

Comment 7 – Form N-CSR – Notes to Consolidated Financial Statements – Consolidation of Subsidiary (BTOP, AETH)

Please supplementally explain why, as of December 31, 2024, the assets of Bitwise Bitcoin and Ether Equal Weight Strategy Cayman Subsidiary, LLC and Bitwise Ethereum Strategy Cayman Subsidiary, LLC, the wholly owned subsidiaries of BTOP and AETH, were $0.

Response to Comment 7

The Registrant respectfully notes that the Funds utilize a “long-flat” trend-following investing strategy pursuant to which the Funds’ exposure alternates between 100% exposure to crypto asset Futures Contracts and 100% exposure to U.S. Treasury Securities. A long-flat strategy takes a long position when a trend is detected, seeking to take advantage of an anticipated increase in an asset’s value. However, when a downward trend is detected, the strategy exits the position and remains in cash or cash equivalents. The Funds' strategy is based upon a quantitative, proprietary signal that compares the respective crypto assets' 10-day and 20-day exponential moving average price, with a focus upon the price movement of Ether. The exponential moving average applies a weighting factor to each price point to give more weight to recent data to respond to new price changes and trends. The trend-following strategy utilized by the Funds seeks to enhance risk-adjusted returns and decrease the downside risk associated with investments in crypto asset-linked instruments, such as crypto asset Futures Contracts. Due to the nature of the Funds’ trend-following investment strategy, there will be periods in which the Fund has no exposure to crypto asset Futures Contracts, as the entirety of its assets will be invested in U.S. Treasury Securities. As of December 31, 2024, the Funds had no exposure to crypto asset Futures Contracts, resulting in the assets of the wholly-owned subsidiaries of BTOP and AETH being $0.

Comment 8 – Form N-CSR – Notes to Consolidated Financial Statements – Income Tax Information and Distributions to Shareholders

Please supplementally explain why the tax-basis components of dividends paid (ordinary income distributions, long-term capital gains distributions and return of capital distributions) disclosure is not included pursuant to FASB ASC 946-505-50-5. The Staff notes that the disclosure should reflect the two most recent fiscal year-ends.

Response to Comment 8

The Registrant acknowledges the Staff’s comment. The Annual Report for year-ending December 31, 2024 should have reported dividend information for both the 2024 and 2023 fiscal years. The Registrant will amend the Annual Reports to include such information going forward. Additionally, for the next reporting cycle, in the Notes to the Financial Statements, the Registrant will include a statement providing: “The tax character of dividends and distributions declared for the years ended December 31, 2024 and December 31, 2023 were as follows:” and include tables detailing the relevant tax information. The Registrant respectfully notes that all components of dividends paid for the 2023 fiscal-year were previously reported and are available in the 2023 year-end filing.

Comment 9 – Fund Website Disclosures

The Staff notes that the website does not appear to include all the disclosures required by Rule 30e-1(b)(2) of the Investment Company Act of 1940, as amended (the “Rule”). Please update the website to ensure compliance with the Rule. Specifically, the Staff notes that Items vii-xi of the Rule do not appear to be included on the website.

Response to Comment 9

In response to the Staff’s comment, the Registrant will update the website to include Items vii-xi of the Rule.

* * * * * * * *

Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle